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
MEDIA INFORMATION                 CELANESE AG                   Frankfurter Strasse 111
                                  Media Relations               61476 Kronberg/Ts.
                                                                Telefax: +49 (0)69/305-84160
                                  2000-09-05

                                  Your Contacts:
                                  Ralf Christner                Dr. Hans-Bernd Heier
                                  Phone: +49 (0)69/305-84040    Phone: +49 (0)69/305-7112
                                  R.Christner@Celanese.com      M.Heier@Celanese.com

                                  Phillip Elliott               Andrea Stine (USA)
                                  Phone: +49 (0)69/305-33480    Phone: ++1 908 522 7784
                                  P.Elliot@Celanese.com         Fax: +1 908 522 7583
                                                                A.Stine@Celanese.com
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CELANESE AG BUYS AIR PRODUCTS' POLYVINYL ALCOHOL BUSINESS; ACQUISITION TO
STRENGTHEN CELANESE LEADERSHIP IN ACETYLS


         As part of its strategy to extend its acetyls value chain forward to include higher value added products, Celanese AG today announced that it has signed an agreement to purchase the assets of the polyvinyl alcohol business of Air Products and Chemicals, Inc. (APCI) for $326 million ((euro)359 million). Celanese's vinyl acetate monomer is a key raw material for polyvinyl alcohol, a performance chemical used in adhesives, safety glass, textile processing, paper and building products. The acquisition is subject to government approvals, which are expected by the end of September.

         "With this acquisition, Celanese is accomplishing several objectives:
We are building on our strengths in acetyls chemistry, sustaining our market leadership in vinyl acetate, and complementing our strong portfolio of commodity chemicals with a more profitable and less cyclical product. We are also pleased to be taking a highly motivated and professional team on board," says Claudio Sonder, chief executive officer of Celanese AG. "Polyvinyl alcohol is the natural extension to our acetyls value chain."

         Celanese is acquiring the number one producer of polyvinyl alcohol in North America and the number two producer in the world. Its two plants in Pasadena, Texas, and Calvert City, Ky., have a combined capacity of about 90,000 metric tons per year, or 11 percent of the global industry

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Page: 2 of 4
Date: 2000-09-05


capacity, and employ approximately 200 people. The business had sales of
(euro)220 million over the past 12 months.

         Celanese's acetyls chain starts with the manufacture of methanol, which is used to make acetic acid. Acetic acid is, in turn, a key raw material for vinyl acetate, acetate esters, acetic anhydride and acetaldehyde, all of which are produced by Celanese.

         Based in Kronberg, Germany, Celanese AG is a leading global chemicals company with sales of about (euro)4.3 billion in 1999. Its five main businesses are Acetyl Products, Acetate Products, Chemical Intermediates, Technical Polymers and Performance Products, which consists of oriented polypropylene films and food ingredients. The company has 13,900 employees and has 32 production plants and five research centers in eight countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

         PLEASE NOTE: At 4:00 p.m. CET, you have the opportunity to listen in on a conference call in English with Celanese AG CEO Claudio Sonder and CFO Perry Premdas under the following number:
0044 208 515 2305.


         Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in Celanese AG's filings with the Securities and Exchange Commission, copies of which are available from the Company

         Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of
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Date: 2000-09-05


five main businesses; Acetyl Products, Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of OPP polypropylene films, sweeteners and food ingredients.

         Celanese generated sales of around (euro) 4.3 billion (excluding discontinued operations) in 1999 and employs about 13,900 people. The company has 32 production plants and five research centers in eight countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

         For further information please visit our website (www.celanese.com)
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Date: 2000-09-05


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THE POLYVINYL ALCOHOL BUSINESS BRINGS CELANESE CLOSER TO DOWNSTREAM MARKETS


                                   [FLOW CHART]


Natural Gas     Methanol       Acetic       Vinyl      Polyvinyl       Other
                                Acid       Acetate      Alcohol     Downstream
                                                                      Markets

                    A NATURAL EXTENSION TO OUR VALUE CHAIN